At Sunrise Telecom Incorporated
Paul Marshall
Acting Chief Financial Officer
(408) 363-8000

SUNRISE TELECOM REPORTS SECOND QUARTER 2004 NET INCOME OF $0.8 MILLION

~ 46% revenue growth over prior year quarter, 9% sequentially ~
~ Broadband infrastructure build-outs driving results ~
~ Strong international performance ~
~ New management assignments ~

SAN JOSE, CA, July 22, 2004 – Sunrise Telecom Incorporated (NASDAQ: SRTI), a leading provider of service verification equipment for the telecommunications and cable broadband industries, today announced that revenue for the second quarter of 2004 was $15.0 million, up 46% from a year-ago second quarter revenue of $10.3 million and up 9% from the prior quarter revenue of $13.8 million.

GAAP net income was $0.8 million, or $0.02 per diluted share, for the second quarter of 2004, compared with a GAAP net loss of $(2.5) million, or $(0.05) per diluted share, for the second quarter of 2003 and a GAAP net loss of $(7.3) million, or $(0.15) per diluted share, for the first quarter of 2004. GAAP net income includes amortization of acquisition-related intangible assets, stock-based compensation expense, and, for the first quarter of 2004, a charge for establishing a valuation allowance on deferred tax assets. Excluding these non-cash expenses, non-GAAP net income was $1.2 million, or $0.02 per diluted share, compared with a non-GAAP net loss of $(1.7) million, or $(0.03) per diluted share, in the second quarter of 2003 and non-GAAP net income of $0.7 million, or $0.01 per diluted share, in the first quarter of 2004. Refer to the "Reconciliation of Non-GAAP Adjustments" in the financial tables section of this release for a detailed presentation of the differences between the GAAP and non-GAAP financial measures.

Sunrise Telecom Acting CFO, Paul Marshall, said, "We are really pleased with our financial performance this quarter. We posted enviable gross margins again, and achieved profitability on both a non-GAAP and GAAP basis. Quarters like this one, as well as the fourth quarter of 2003, show the positive operating leverage our business model has when we can keep our sales at or above $15 million per quarter."

Financial Results Summary

(In thousands, except per share and percentage data, unaudited)

	For the Three Months Ended			For the Six Months Ended	
	June 30, 2004	**March 31, 2004 (Restated)**	**June 30, 2003**	**June 30, 2004**	**June 30, 2003**
GAAP Financial Results:					
Net sales	$ 15,004	$ 13,801	$ 10,309	$ 28,805	$ 22,167
Income (loss) from operations	$ 576	$ 180	$ (4,522)	$ 756	$ (8,016)
Net income (loss)	$ 813	$ (7,286)	$ (2,533)	$ (6,473)	$ (4,568)
Diluted EPS	$ 0.02	$ (0.15)	$ (0.05)	$ (0.13)	$ (0.09)
Shares outstanding (diluted)	51,265	50,164	49,666	50,295	49,587
Gross profit percentage	74.3%	71.5%	61.1%	73.0%	61.6%
Non-GAAP Financial Results:					
Income (loss) from operations	$ 1,289	$ 1,169	$ (3,158)	$ 2,458	$ (5,244)
Net income (loss)	$ 1,241	$ 656	$ (1,715)	$ 1,897	$ (2,905)
Diluted EPS	$ 0.02	$ 0.01	$ (0.03)	$ 0.04	$ (0.06)
Shares outstanding (diluted)	51,265	51,142	49,666	51,355	49,587
Backlog, at end of quarter	$ 4,789	$ 5,917	$ 3,038		

Refer to the "Reconciliation of GAAP to Non-GAAP Financial Measures" in the financial tables section of this release for a reconciliation of the non-GAAP financial measures to the most comparable GAAP financial measures. Income from operations for the three months ended March 31, 2004 has been corrected from the previously reported loss from operations of $(135,000) and net loss for that period has been corrected from the previously reported $(7,492,000). See the "Condensed Consolidated Statements of Operations" in the financial tables section of this earnings release for an explanation of this correction.

Product Lines

Sunrise Telecom President and CEO, Paul Chang, said "We had a solid quarter in our core DSL and broadband cable field as well as a successful ramp up of revenues from our strategic growth product lines, especially the following:

- MTT in Ethernet applications,

- SunSet 10G in metro bandwidth expansion projects,

- STT in SONET, SDH, and Ethernet configurations, and

- AT2500 for video head-end spectrum analysis needs.

"Our revenue was truly broad-based across a wide range of products and applications; we also saw an increased contribution of central office rack-mount systems and larger portable tools versus handheld units. We attribute this broad strength across our products to the initial phase of the IP-based network deployment by incumbent telecom carriers. These fiber-rich networks will facilitate multi-media transmission to customer premises and improve carriers' positioning against cable companies and other competitors. Sunrise Telecom is poised to benefit from this trend based on our broad range of testing tools for next generation networks, including a growing portfolio of fiber-optical testing, installation, and maintenance tools. Sunrise Telecom also continues to introduce new products targeting IP Telephony, video on demand, and other applications."

Wireline Access: Wireline access products delivered $6.9 million in revenues, or 46% of the company's total. This compares with $7.1 million, or 51%, for the previous quarter, and $3.6 million, or 35%, for the second quarter of 2003.

Cable Broadband: Cable broadband product sales for the quarter were $3.6 million, or 24% of our total, as compared with $3.5 million, or 26% of the sales in the previous quarter. In the second quarter of 2003, these products generated $2.8 million in revenues, or 27% of the company's total.

Fiber Optics: Fiber optics product revenues grew 66% sequentially, generating $3.6 million in sales, or 24% of the company's total. This compares with $2.2 million in sales, or 16%, for the previous quarter, and $3.2 million, or 31%, for the second quarter of 2003. In the second quarter Sunrise Telecom introduced the Fiber Analysis Module for the fiber optics physical layer testing tools. Sunrise Telecom has also enhanced its popular fiber-optics field testing set, the SunSet OCx, by adding GSM protocol analysis capabilities.

Protocol: Sales of protocol products came in line with the previous quarter at $0.9 million, or 6% of total sales. Said Paul Chang, "We expect strong near-term growth in our protocol product sales as escalation in VoIP traffic drives demand for NeTracker, our advanced protocol analyzer for next-generation VoIP networks." During the second quarter, our array of protocol solutions added the Multi Services Analyzer Module (MSA), initially for Voice over IP applications in the STT product family. In addition to call analysis, the MSA offers call generation capabilities, setting it apart from other analyzers in the market.

International Performance

Sunrise Telecom continues to execute on its international expansion strategy. In the second quarter, Asia-Pacific generated $4.1 million in revenues, representing 27% sequential and 152% year-over-year growth. Europe, the Middle-East, and Africa generated $2.9 million in revenues during the second quarter, in line with the first quarter of 2004 and up 119% from the second quarter of 2003. The company has made plans to open international sales offices in Italy and China during the third quarter.

Management Team Changes

Sunrise Telecom made two important management appointments. Said Paul Chang, "Today we are pleased to announce the promotion of Daniel Babeux from Assistant General Manager of our cable broadband companies to General Manager. Daniel will be replacing Vice President and General Manager Ralph Gerbasi, who will be continuing with Sunrise Telecom in an advisory role. Daniel came to us with excellent cable broadband experience, working on the service provider side directing new technology implementation, as well as good general management experience with small operating groups like ours. I want to congratulate Ralph for founding such a successful business and thank him for helping us to keep it running well as we forged a single cable broadband testing and monitoring solutions provider from three separate small companies.

"I'd also like to welcome Bob Heintz who joined us this quarter as Vice President, Marketing and Sales for North America. Bob brings a wealth of sales experience and many contacts among our principal customers. Bob was the President of the Helfrich Company during the many years that it was our top affiliated world sales organization."

Second Quarter Financial Highlights

In the second quarter of 2004 Sunrise Telecom recorded gross profit of 74% of sales, representing the fourth quarterly gross profit percentage increase in a row. Gross profit was 72% and 61% of sales for the first quarter of 2004 and the second quarter of 2003, respectively. Gross profit in the second quarter of 2004 included a one-time benefit of $600,000 related to a reduction in inventory reserves. Said Paul Marshall, Acting CFO, "We were able to sell products using inventory that previously had been fully reserved. This contrasts with a year ago and earlier when demand forecasts were poor and inventory reserves were growing." Excluding this benefit the second quarter gross profit was 70% of sales.

GAAP income from operations was $0.6 million in the second quarter of 2004, compared with GAAP income from operations of $0.2 million in the first quarter of 2004 and a GAAP loss from operations of $(4.5) million in the second quarter of 2003. The increase in income from operations was attributable mainly to improved operating leverage resulting from higher quarterly revenues, improving gross profits, and a reduction in certain non-cash charges. Said Paul Marshall, Acting CFO, "We're seeing some benefits from the end of our stock-based compensation charges, which were for stock options issued to employees prior to our initial public offering in July 2000. Plus, some of the purchased intangible assets and other costs from our larger acquisitions of several years ago have ended their amortization periods. These two decreases in our cost structure have helped mitigate the effects of small increases in our costs for employee retention ."

Outlook

Continued Paul Chang, President and CEO, "Regarding our outlook, we expect sales of $12 to $16 million during the third quarter. Beyond the third quarter, we are encouraged by the continuing enhancement in our products, the rollout of new products, and our pipeline of new product introductions through the end of the year. The company continues to flexibly adapt its products to the requirements of the marketplace, with corresponding opportunities for revenue and market share enhancement."

Conference Call

Sunrise Telecom will host a conference call today at 1:15 p.m. Pacific Time (4:15 p.m. Eastern Time), during which Paul Chang, President and Chief Executive Officer, and Paul Marshall, Acting Chief Financial Officer, will further discuss these results and Sunrise Telecom's outlook. To listen to the call, please dial (800) 915-4836 at least five minutes prior to the start. This call can also be accessed via Web cast at the Investors/Governance section of the company's Web site at www.sunrisetelecom.com. A Web replay will also be available for at least two weeks at this same Web address.

About Sunrise Telecom Incorporated

Sunrise Telecom Incorporated manufactures and markets service verification equipment to pre-qualify, verify, and diagnose telecommunications, cable broadband and Internet networks. Sunrise Telecom's products offer broad functionality, leading-edge technology, and compact size to test a variety of new broadband services. These services include wireline access (including DSL), fiber optics, cable broadband, cable modem, and signaling networks. Sunrise Telecom's products are designed to maximize technicians' effectiveness in the field and to provide realistic network simulations for equipment manufacturers to test their products. Sunrise Telecom was founded in 1991 and is based in San Jose, California. Sunrise Telecom distributes its products throughout six continents through a network of sales representatives, distributors and a direct sales force. For more information, visit Sunrise Telecom's Web site at www.sunrisetelecom.com.

Sunrise Telecom is a registered trademark of Sunrise Telecom Incorporated. All other trademarks mentioned in this document are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements, including sales estimates for the third quarter of 2004, within the meaning of Section 21 E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made pursuant to safe harbor provisions and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Specific factors that may cause results to differ include the following: Sunrise Telecom's ability to manage growth and slowdowns; deferred or lost sales resulting from order cancellations or order changes; deferred or lost sales resulting from Sunrise Telecom's lengthy sales cycle; a lack of acceptability or slower than anticipated acceptability for Sunrise Telecom's new or enhanced products and modules; lower than anticipated end-user demand for telecommunications services and a corresponding cutback in spending by our customers; slower than anticipated product development or introduction into the marketplace; unanticipated delays in product delivery schedules; the uncertain impact of the cost cutting measures Sunrise Telecom has taken to date and those that Sunrise Telecom may take in the future; unanticipated difficulties associated with international operations; increased competitive pressures; rapid technological change within the telecommunications industry; Sunrise Telecom's dependence on a limited number of major customers; Sunrise Telecom's dependence on limited source suppliers; a sustained slowdown in the growth of the telecommunications industry; and the loss of key personnel. These risks and uncertainties are described in more detail in Sunrise Telecom's reports filed with the Securities and Exchange Commission, including, but not limited to, its Form 10-K for the year ended December 31, 2003 and its Form 10-Q for the quarter ended March 31, 2004. Sunrise Telecom assumes no obligation to update the forward-looking statements included in this press release.

-Financial Tables Following-

SUNRISE TELECOM INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data, unaudited)

	June 30, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,359	$ 39,885
Accounts receivable, net of allowance of $793 and $1,380, respectively	9,935	13,112
Inventories	10,517	7,286
Prepaid expenses and other assets	613	577
Deferred tax assets	271	5,604
Total current assets	61,695	66,464
Property and equipment, net	26,488	26,929
Restricted cash	306	106
Marketable securities	1,455	2,133
Goodwill	12,786	12,815
Intangible assets, net	4,492	5,869
Deferred tax assets	—	1,660
Other assets	681	631
Total assets	$ 107,903	$ 116,607
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of notes payable	$ 312	$ 382
Accounts payable	2,029	1,729
Other accrued expenses	8,133	8,979
Income taxes payable	512	23
Deferred revenue	375	660
Total current liabilities	11,361	11,773
Notes payable, less current portion	995	1,095
Deferred tax liabilities	212	—
Deferred revenue	170	178
Other liabilities	3	4
Stockholders' equity:		
Common stock, $0.001 par value per share; 175,000,000 shares authorized; 52,256,114 and 51,827,926 shares issued as of June 30, 2004 and December 31, 2003, respectively; 50,504,235 and 50,076,047 shares outstanding as of June 30, 2004 and December 31, 2003, respectively	51	50
Additional paid-in capital	69,598	69,099
Deferred stock-based compensation	—	(267)
Retained earnings	24,314	33,294
Accumulated other comprehensive income	1,199	1,381
Total stockholders' equity	95,162	103,557
Total liabilities and stockholders' equity	$ 107,903	$ 116,607

SUNRISE TELECOM INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Net sales	$ 15,004	$ 10,309	$ 28,805	$ 22,167
Cost of sales	3,856	4,015	7,791	8,518
Gross profit	11,148	6,294	21,014	13,649
Operating expenses:				
Research and development	3,802	4,154	7,714	8,360
Selling and marketing	4,297	4,151	8,260	8,522
General and administrative	2,473	2,511	4,284	4,783
Total operating expenses	10,572	10,816	20,258	21,665
Income (loss) from operations	576	(4,522)	756	(8,016)
Other income, net	347	370	400	528
Income (loss) before income taxes	923	(4,152)	1,156	(7,488)
Income tax expense (benefit)	110	(1,619)	7,629	(2,920)
Net income (loss)	$ 813	$ (2,533)	$ (6,473)	$ (4,568)
Earnings (loss) per share:				
Basic	$ 0.02	$ (0.05)	$ (0.13)	$ (0.09)
Diluted	$ 0.02	$ (0.05)	$ (0.13)	$ (0.09)
Shares used in per share computation:				
Basic	50,426	49,666	50,295	49,587
Diluted	51,265	49,666	50,295	49,587

The results for the six months ended June 30, 2004 reflect an immaterial adjustment to our previously reported results for the three months ended March 31, 2004, consisting of a $315,000 reduction to cost of goods sold and the related increase to income tax expense of $109,000. Sunrise Telecom detected this overstatement of cost of goods sold while closing the second quarter of 2004 and applied that correction back to the first quarter statement of operations. Sunrise Telecom does not believe that these adjustments are material to its financial position or results of operations as of and for the three months ended March 31, 2004.

SUNRISE TELECOM INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

| | Six Months Ended June 30, | |
	2004	2003
Cash flows from operating activities:		
Cash received from customers	$ 32,310	$ 28,695
Cash paid to suppliers and employees	(29,259)	(28,167)
Income taxes refunded (paid)	231	(228)
Interest and other receipts, net	68	731
Net cash provided by operating activities	3,350	1,031
Cash flows from investing activities:		
Sales of marketable securities	633	1,036
Capital expenditures	(1,369)	(1,454)
Acquisition of business, net of cash acquired	—	(554)
Net cash used in investing activities	(736)	(972)
Cash flows from financing activities:		
Increase in restricted cash	(200)	—
Proceeds from notes payable	—	42
Payments on notes payable	(83)	(154)
Dividends paid	(2,507)	—
Net proceeds from issuance of common stock	319	225
Proceeds from exercise of stock options	182	51
Net cash provided by (used in) financing activities	(2,289)	164
Effect of exchange rate changes on cash and cash equivalents	149	271
Net increase in cash and cash equivalents	474	494
Cash and cash equivalents at the beginning of the period	39,885	36,440
Cash and cash equivalents at the end of the period	$ 40,359	$ 36,934

SUNRISE TELECOM INCORPORATED
NET SALES DETAILS
(In thousands, unaudited)

	Three Months Ended					
	June 30, 2004		March 31, 2004		June 30, 2003	
By Product:						
Wireline access	$ 6,862	46%	$ 7,114	51%	$ 3,553	35%
Cable broadband	3,605	24%	3,540	26%	2,807	27%
Fiber optics	3,628	24%	2,183	16%	3,193	31%
Protocol	909	6%	964	7%	756	7%
	$ 15,004		$ 13,801		$ 10,309	

	Three Months Ended					
	June 30, 2004		March 31, 2004		June 30, 2003	
By Region:						
North America (United States and Canada)	$ 7,815	52%	$ 7,555	55%	$ 7,072	68%
Asia Pacific	4,075	27%	3,205	23%	1,617	16%
Europe/Africa/Middle East	2,880	19%	2,907	21%	1,315	13%
Latin America	234	2%	134	1%	305	3%
	$ 15,004		$ 13,801		$ 10,309	

SUNRISE TELECOM INCORPORATED
RECONCILIATON OF GAAP TO NON-GAAP FINANCIAL MEASURES
(In thousands, except per share data, unaudited)

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Sunrise Telecom Incorporated provides non-GAAP results of operations as supplemental information about its operating results. These results are not in accordance with or an alternative to GAAP and may be different than non-GAAP measures used by other companies. The non-GAAP results of operations eliminate certain items of expenses and losses from cost of goods sold, operating expenses, and income tax expense. Sunrise Telecom's management believes that these non-GAAP financial measures help investors to evaluate the current operational and financial performance of Sunrise Telecom's business. Sunrise Telecom discloses this information along with the following reconciliation of the non-GAAP financial measures to the comparable GAAP measures. This allows investors to evaluate the details and general nature of the adjustments made to the GAAP financial measures.

	Three Months Ended			Six Months Ended	
	June 30, 2004	March 31, 2004 (Restated)	June 30, 2003	June 30, 2004	June 30, 2003
Income (loss) from operations – GAAP	$ 576	$ 180	$ (4,522)	$ 756	$ (8,016)
Adjustments:					
Amortization of acquisition-related intangible assets, net of tax	713	722	882	1,435	1,760
Stock-based compensation expense, net of tax	—	267	482	267	1,012
Income (loss) from operations – Non-GAAP	$ 1,289	$ 1,169	$ (3,158)	$ 2,458	$ (5,244)

(Continued on following page)

SUNRISE TELECOM INCORPORATED
RECONCILIATON OF GAAP TO NON-GAAP FINANCIAL MEASURES
(In thousands, except per share data, unaudited)

(Continued from previous page)

	Three Months Ended			Six Months Ended	
	June 30, 2004	**March 31, 2004 (Restated)**	**June 30, 2003**	**June 30, 2004**	**June 30, 2003**
Net income (loss) – GAAP	$ 813	$ (7,286)	$ (2,533)	$ (6,473)	$ (4,568)
Adjustments:					
Amortization of acquisition-related intangible assets, net of tax	428	433	529	861	1,056
Stock-based compensation expense, net of tax	—	160	289	160	607
Charge for valuation allowance on deferred tax assets	—	7,349	—	7,349	—
Net income (loss) – Non-GAAP	$ 1,241	$ 656	$ (1,715)	$ 1,897	$ (2,905)
Earnings (loss) per share:					
Basic – GAAP	$ 0.02	$ (0.15)	$ (0.05)	$ (0.13)	$ (0.09)
Basic – Non-GAAP	$ 0.02	$ 0.01	$ (0.03)	$ 0.04	$ (0.06)
Diluted – GAAP	$ 0.02	$ (0.15)	$ (0.05)	$ (0.13)	$ (0.09)
Diluted – Non-GAAP	$ 0.02	$ 0.01	$ (0.03)	$ 0.04	$ (0.06)
Shares used in computing earnings (loss) per share:					
Basic – GAAP	50,426	50,164	49,666	50,295	49,587
Basic – Non-GAAP	50,426	50,164	49,666	50,295	49,587
Diluted – GAAP	51,265	50,164	49,666	50,295	49,587
Diluted – Non-GAAP	51,265	51,142	49,666	51,355	49,587

SUNRISE TELECOM INCORPORATED
SUMMARY OF CERTAIN NONCASH EXPENSES
(In thousands, unaudited)

The following expenses are included in the applicable lines of Sunrise Telecom Incorporated's Condensed Consolidated Statements of Operations, as required by accounting principles generally accepted in the United States of America.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Amortization of deferred stock-based compensation:				
Included in cost of sales	$ —	$ 68	$ 40	$ 139
Included in research and development	—	173	84	358
Included in selling and marketing	—	153	90	310
Included in general and administrative	—	88	53	205
	$ —	$ 482	$ 267	$ 1,012
Amortization of acquisition-related intangible assets included in general and administrative	$ 713	$ 882	$ 1,435	$ 1,760

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